July 14, 2010	TSX: QC
NYSE AMEX: QCC

PETER GROSSKOPF TO BE APPOINTED PRESIDENT AND CEO

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) is pleased to announce that Peter Grosskopf has agreed to join the Company as President and Chief Executive Officer. Mr. Grosskopf will assume these positions on closing of the previously announced letter of intent (June 10, 2010) whereby Quest will be rebranded “Sprott Resource Lending Corp.”.

Mr. Grosskopf will be responsible for developing and implementing the Company’s overall strategy, overseeing the Company’s growth and ensuring that shareholder value is enhanced and maximized. Mr. Grosskopf remarked, “As a natural resource lender, this will bring Quest back to its roots. We are excited at the prospect of capitalizing and managing an organization which provides bridge and mezzanine loans to mining and oil & gas companies. By combining Quest’s asset base and lending expertise together with the deal flow, contacts and execution abilities of the Sprott organization, Sprott Resource Lending is expected to be a significant player in the business of natural resource lending.”

Mr. Grosskopf has over 23 years of experience in the Canadian financial services industry. He has a proven track record of building and growing businesses. Most recently, he was President of Cormark Securities Inc. (“Cormark”). Prior to joining Cormark, Mr. Grosskopf was one of the co-founders of Newcrest Capital Inc., which was acquired by the TD Bank Financial Group in 2000. Mr. Grosskopf has extensive experience as an advisor and underwriter to companies in a wide variety of sectors.

In assuming these positions, Mr. Grosskopf will replace Mr. Brian Bayley who was appointed CEO and President in the spring of 2009, to help Quest manage through the financial crisis. The Board would like to express their gratitude to Mr. Bayley for stepping into the position at such a difficult time. As part of the change to natural resource lending, Mr. Bayley and Mr. A. Murray Sinclair, Chairman, will remain as directors of Sprott Resource Lending and continue on as consultants providing their loan origination and remediation expertise.

The following are certain significant upcoming dates with respect to the Sprott transaction and the previously announced substantial issuer bid which requires shareholder and any applicable regulatory approvals:

Expected Timetable

Mailing of substantial issuer bid and management proxy circulars	Mid July 2010

Second quarter financial results	August 5th, 2010

Shareholders meeting	August 17th, 2010

Substantial issuer bid completion, private placement, and return to resource lending	Early September 2010

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

About Quest
Quest Capital Corp. is a publicly traded mortgage investment corporation. As a natural resource lender, Quest will ultimately cease to be a mortgage investment corporation. Accordingly, Quest expects to provide further guidance in due course as to its status as a mortgage investment corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events or results and may include statements regarding the Corporation’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Corporation considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Corporation and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941